EXHIBIT 21

SUBSIDIARIES OF UICI

Subsidiary	Jurisdiction
The MEGA Life and Health Insurance Company	Oklahoma
Mid-West National Life Insurance Company of Tennessee	Tennessee
The Chesapeake Life Insurance Company	Oklahoma
AMLI Realty Company	Illinois
Financial Services Reinsurance, Ltd.	Turks and Caicos Islands
United Group Reinsurance, Ltd.	Turks and Caicos Islands
U.S. Managers Life Insurance, Ltd.	Turks and Caicos Islands
Fidelity First Insurance Company	Texas
Performance Driven Awards, Inc.	Texas
Success Driven Awards, Inc.	Texas
UICI Marketing, Inc.	Delaware
Benefit Administration for the Self Employed, LLC	Iowa
Student Insurance Group — SR, Inc.	Delaware
United Management Services, Inc.	New York
New United Agency, Inc.	Delaware
The National Student Association, LLC	Texas
Winterbrook Holdings, Inc.	Texas
MCIS, LLC	New Jersey
Zon Re — USA, LLC	Nevada
Resolution Reinsurance Intermediaries, LLC	South Carolina
CFLD-I, Inc.	Delaware
UICI Funding Corp. 2	Delaware